Exhibit 99.5

Hut 8 Mining Production and Operations Update

7,078 self-mined Bitcoin in reserve after 309 were generated in May

Testing complete at North Bay, Ontario site; mining began on June 2

TORONTO, June 6, 2022 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) (“Hut 8” or “the Company”), one of North America’s largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, advanced its Bitcoin holdings in the period ending May 31 and began operations at its North Bay site on June 2.

Production highlights for May 2022:

●	309 Bitcoin were mined, resulting in an average production rate of 10 Bitcoin per day
●	Our Ethereum mining – for which we receive payment in Bitcoin – generated approximately 14% of our total production at a cost of approximately $3654 per BTC
●	100% of the self-mined Bitcoin in May were deposited into custody, consistent with Hut 8’s longstanding HODL strategy
●	We concluded our Bitcoin yield programs during the month, bringing 100% of our reserves into custody Total Bitcoin balance held in reserve is 7,078 as of May 31, 2022
●	Installed operating capacity was 2.64 EH/s

Additional updates:

●	Power costs continued to fluctuate throughout the month, and we limited our consumption at Drumheller when the spot price of power spiked
●	Testing began at Hut 8’s third mine in North Bay, Ontario in late May and began operating on 15 MW of power on June 2, adding approximately 400 PH/s to Hut 8’s operating capacity
●	We are continuing to add miners and increase our power supply throughout June, and anticipate that the North Bay mine will have a measurable impact on our production results going forward

“We are thrilled that our most powerful and efficient machines are now mining Bitcoin at our North Bay site,” said Jaime Leverton, CEO of Hut 8. “Over the next several weeks, our team will continue to install and bring miners online in real-time, complementing production at our facilities in Medicine Hat and Drumheller.”

About Hut 8

Hut 8 is one of North America’s largest innovation-focused digital asset miners, led by a team of business- building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any crypto miner or publicly-traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select composite index and the first blockchain company to be added to the S&P/TSX Composite Index in 2021. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward- looking information”). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements regarding: Bitcoin and Ethereum network dynamics; the Company’s ability to advance its HODL and growth strategies; the Company’s ability to produce additional Bitcoin and maintain existing rates of productivity; the Company’s ability to install and bring additional miners online as well as increase the power supply at its North Bay site; the anticipated measurable impact the Company’s North Bay site will have on its production results; the Company’s ability to limit costs associated with mining digital assets; and the Company’s ability to increase its overall efficiency and hashrate through the expected production contributions from all miners online at each of the Company’s three sites.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin or Ethereum network, further development and acceptance of Bitcoin and Ethereum networks, changes to Bitcoin or Ethereum mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to cryptocurrency exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of cryptocurrency, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements, and other risks related to the cryptocurrency and data centre business. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 17, 2022, and Hut 8’s other continuous disclosure documents which are available on www.sedar.com.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

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For further information: Hut 8 Investor Relations, Sue Ennis, sue@hut8mining.com; Hut 8 Media Relations, Erin Dermer, erin.dermer@hut8mining.com

CO: Hut 8 Mining Corp

CNW 06:30e 06-JUN-22